March 19, 2025

FOIA CONFIDENTIAL TREATMENT REQUEST

Annex A to this letter omits confidential information included in the unredacted version of such document that was delivered to the Staff.

Redacted information is reflected with an “[*****].”

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: William Schroeder and Michael Volley

Re:	Atlanticus Holdings Corporation Form 10-K for Fiscal Year Ended December 31, 2023 Form 10-Q for the Quarter Ended September 30, 2024 File No. 001-40485

Dear Mr. Schroeder and Mr. Volley:

In response to your request, please find attached hereto as Annex A the SAB 99 Materiality Assessment related to the Fair Value of Loans Receivable Valuation Misstatement (the “SAB 99 Memo”) of Atlanticus Holdings Corporation (the “Company”).

Because of the commercially sensitive nature of certain information contained in the SAB 99 Memo, this submission is accompanied by a request for confidential treatment for certain portions of the SAB 99 Memo. We have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the SEC’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of the SAB 99 Memo and (b) the accompanying Request (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the Request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, the SAB 99 Memo also has been clearly marked with the legend “Confidential Treatment Requested by Atlanticus Holdings Corporation” and each page is marked for the record with the identifying numbers and code “AHC2 – 001” through “AHC2 – 0012.”

If you have any questions, please do not hesitate to call me at (404) 885-3310.

Sincerely,
/s/ Paul Davis Fancher
Paul Davis Fancher

cc:	William R. McCamey (Atlanticus Holdings Corporation) Mitchell C. Saunders (Atlanticus Holdings Corporation)

Annex A

Document Title:	SAB 99 Materiality Assessment related to the Fair Value of Loans Receivable Valuation Misstatement
Effective Dates:	For the year ending 31 Dec 2024	Version Date:	13 March 2025

FOIA CONFIDENTIAL TREATMENT REQUEST
This memorandum omits confidential information included in the unredacted version of this memorandum that was delivered to the Staff.
Redacted information is reflected with an “[*****].”

I. Background and Purpose

The purpose of this memorandum is to provide management's assessment of the impact of the fair value of loans receivable misstatement for prior periods.

II. Summary of Misstatement

During FY2024, the Company received inquiries from the SEC regarding our accounting for the Loans receivable at fair value, specifically related to the company’s fair value methodology whereby expected subsequent purchases (and future merchant fees) have been included in our fair value measurement for receivables. In the first quarter of 2025, Management identified errors in the model methodology used to determine the fair value of loans receivable. These errors impacted the balance sheet and income statement and required a revision in the model methodology to correct the cumulative impact of the error in the measurement of our Loans receivable at fair value at December 31, 2024.

A response from the SEC on this matter included the following information:

We note your response to prior comment 5 regarding the inclusion of expected subsequent purchases (and future merchant fees) in your fair value measurement for receivables. In your response, you refer to the guidance in ASC 820-10-35-10E and 35-11A as support for the inclusion of expected subsequent purchases in the fair measurement for your receivables. However, this guidance is not applicable for the measurement of financial assets. As discussed in paragraphs BC46 and BC47 of ASU 2011-04, the FASB Board does not believe the concepts of highest and best use and valuation premise are relevant when measuring the fair value of financial assets, at least in part due to the fact that financial assets do not have alternative uses because a financial asset has specific contractual terms and can have a different use only if the characteristics of the financial asset (that is, the contractual terms) are changed. Furthermore, a change in characteristics causes that particular asset to become a different asset, and the objective of a fair value measurement is to measure the asset that exists at the measurement date. Furthermore, you also state in your response that you do not believe you have a contractual right (i.e., firm commitment) related to subsequent purchases that would be eligible for fair value measurement under ASC 825. For these reasons, we do not believe the inclusion of expected subsequent purchases (and future merchant fees) in your fair value measurement is consistent with the guidance in ASC 820 and ASC 825. Please advise or revise your methodology to comply with the guidance in ASC 820.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC2 - 001

The Company revised the fair value model methodology to comply with the guidance in ASC 820 as of December 31, 2024, to measure and present the fair value of loans receivable using this revised methodology. Within this memo, we are including a consideration of the materiality of the uncorrected misstatements in prior periods. The table below represents the iron curtain impact of the change in loan value for each period.

FSLI	ABCOT	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Dr. Loans receivable at fair value	Asset	[*****]	[*****]	[*****]	[*****]
Cr. Changes in fair value of loans (YTD $ )	Expense	[*****]	[*****]	[*****]	[*****][1]

III. Guidance Considerations

In evaluating the misstatements below, management considered guidance from multiple sources to ascertain whether the misstatements are material to financial statement users (and thus for prior period filings with identified misstatements), and whether amounts would require revision through a “Big R” restatement, “Little R” restatement, and/or current period cumulative entry under ASC 250.

A.	Materiality Guidance

●	Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 250, Accounting Changes and Error Corrections

●	SEC Staff Accounting Bulletin (“SAB”) Topics 1.M and 1.N (formerly referred to as SAB Nos. 99 and 108, respectively) [Link]

o

SAB Topic 1.M (SAB 99) — states that the assessment of the materiality of errors should consider both qualitative and quantitative considerations and discusses more specific aspects of the qualitative considerations.

o

SAB Topic 1.N (SAB 108) — addresses quantifying the financial statement effects of errors (i.e., the quantitative analysis) and provides guidance on the correction of errors, including the correction of immaterial errors existing in prior period financial statements.

●	KPMG’s Handbook: Accounting changes and error corrections

●	BDO’s guide: Accounting Changes and Error Corrections

1 [*****] Omitted and provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC2 - 002

●	Statement released by SEC Acting Chief Accountant Paul Munter on March 9, 2022, Assessing Materiality: Focusing on the Reasonable Investor When Evaluating Errors

Materiality Considerations

As summarized in the guidance referenced above, the following materiality factors were considered

●	When an error is identified, the accounting and reporting conclusions are dependent on the materiality of the error(s) to the financial statements.

●

An item is considered material if there is “a substantial likelihood that the…fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”

●

Companies (particularly SEC registrants) are directed to consider both the quantitative and qualitative considerations outlined in the extensive materiality guidance set forth in SEC Staff Accounting Bulletin (“SAB”) Topics 1.M and 1.N (formerly referred to as SAB Nos. 99 and 108, respectively).

●

Materiality should be assessed with respect to the misstatement’s impact on prior period financial statements and, in the event prior period financial statements are not restated or adjusted, with respect to the impact of the misstatement’s correction on the current period financial statements.

●

Management should also consider whether the correction (or non-correction) of errors would result in other potential impacts such as compliance with debt or other covenants that could be affected by the error.

Management has evaluated extensively the quantitative and qualitative considerations listed in SAB Topic 1.M (SAB 99) and 1.N (SAB 108), and we have considered the potential impact to users of our prior period financial information in the event the error remains unadjusted. Documentation of this assessment is below.

IV. Evaluation of the Materiality of the Misstatements

A.	Quantitative Materiality Evaluation

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC2 - 003

In the assessment of quantitative materiality, management reviewed multiple indicators to align with investors’ evaluation of the total mix of information. Management believes key measures to consider in evaluating materiality include pre-tax income and total revenues. In our preliminary calculation of materiality for FY2024 based on FY2023 reported amounts, management determined that $[*****] million is an appropriate materiality threshold based on the risk profile of the Company, noting this amount represents [*****]% of FY2023 pre-tax income (“PTI”) and approximated [*****]% of FY2023 revenue.2

[*****]3

Further, management evaluated our assessed materiality based on final 2024 metrics as follows, noting that our determined materiality amount represents [*****]% of final PTI and [*****]% of total revenues. Thus the amount deemed to represent total overall materiality remains reasonable based on all metrics presented as of and for the year ended December 31, 2024.4

[*****]5

ASC 270, Interim Reporting (previously APB Opinion No. 28) describes the applicability of generally accepted accounting principles to interim financial information and indicates the types of disclosures necessary to report on a meaningful basis for a period of less than a full year. Paragraph 29 provides guidance on assessing materiality in interim periods: “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.”

B.	Prior Period Impact Evaluation

The misstatements relate to the calculation of Fair Value of Receivables; specifically, the removal of future purchases, and the merchant fees associated with those purchases, from the future cash flows used to measure fair value of those receivables through a discounted cash flow analysis.  The misstatements were identified based on discussions with the Staff of the Securities and Exchange Commission (“SEC”). Management reviewed periods including the year ended December 31, 2023 and the first three quarters of 2024 to evaluate the impact of the fair value of loans receivable adjustment to verify if a restatement of 2024 prior quarters or the prior year was necessary based on the materiality of the misstatements.

2 Omitted and provided under separate cover to the Staff pursuant to Rule 83.
3 Omitted and provided under separate cover to the Staff pursuant to Rule 83.
4 Omitted and provided under separate cover to the Staff pursuant to Rule 83.
5 Omitted and provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC2 - 004

2024 Analysis

Management assessed the impact on the financial statement line items, pre-tax and net income, total assets and liabilities, and total revenue and net margin for Q1, Q2, and Q3 2024. Refer to Appendix A for illustrative charts for the below narrative discussion of impacts.

As shown in Appendix A, total impacts on the Loans receivable at Fair Value asset ranged from $[*****] million, or [*****]% of the financial statement line item (“FSLI”), in Q1 2024, to $[*****] million, or [*****]% of the FSLI, in Q3 2024. The change in the Fair Value of the Loan expense ranges from a decrease of [*****]% in the FSLI in Q1 2024 to a decrease of [*****]% for Q3 2024. The overall impact on Pre-tax income ranges from $[*****] million in Q1 2024, or an increase of [*****]%, to $[*****] million in Q3 2024, or an increase of [*****]%. This impact is below management’s assessed materiality for the quarter and does not have a significant impact on the mix of information available to investors.

This evaluation is further supported by the analysis of total assets and liabilities for the first three quarters of 2024. Impacts range from increases in total assets of [*****]% in Q1 2024 to [*****]% in Q3 2024, indicating there is not a significant change in the mix of information available to investors related to total assets. Total liabilities were not impacted as a result of the misstatement.7

Lastly, impacts on total revenues and net margin were analyzed by management. The total misstatements impacting net margin were increases of [*****]% in Q1 2024, an increase of [*****]% in Q2 2024, and an increase of [*****]% in Q3 2024. Along with the corresponding impacts to pre-tax net income discussed above, management determined these misstatements represented an overall immaterial impact to the financial information available to investors for 2024.8

2023 Analysis

As shown in Appendix A, the misstatement as of December 31, 2023 would have amounted to a $[*****] million increase in Loans receivable at Fair Value and a decrease in the expense related to Changes in the Fair Value of Loans by a corresponding amount. This would have resulted in a $[*****] million increase to Pre-Tax Income (+[*****]%) and a $[*****] million impact on net income, an increase of [*****]%. This impact is well below management’s assessed materiality for the FY2023 and does not have a significant impact on the mix of information available to investors.9

Furthermore, management assessed the impact on total assets and liabilities. Total assets as of December 31, 2023, would have increased by $[*****] million, or [*****]%, with no corresponding change in total liabilities.10

6 [*****] Omitted and provided under separate cover to the Staff pursuant to Rule 83.
7 [*****] Omitted and provided under separate cover to the Staff pursuant to Rule 83.
8 [*****] Omitted and provided under separate cover to the Staff pursuant to Rule 83.
9 [*****] Omitted and provided under separate cover to the Staff pursuant to Rule 83.
10 [*****] Omitted and provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC2 - 005

Lastly, management assessed the total impact on revenue and net margin. Total revenue remains unimpacted, while the expense components of net margin would be decreased with an impact to net margin of a [*****]% increase.11

Overall, the impact on the year ended December 31, 2023 was minimal and below management’s assessed materiality for the year.

Aggregation Considerations: There are no other uncorrected misstatements which have an impact on profit before taxes or net income.

C.	Qualitative Materiality Evaluations

In addition to a quantitative analysis of the materiality of the identified misstatements, management performed a qualitative analysis of the uncorrected amounts in prior periods. Note that the considerations of impacts to quarters below mention that correction in prior periods would have increased net income; however, management notes that for Q1 2024 the rollover impact of the misstatement would have been an inconsequential decrease to net income of less than $[*****]. To evaluate the qualitative materiality of the impacts on Fair Value of Receivables, management evaluated the following qualitative factors:12

A.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

As noted above, the misstatement being assessed arises from the improper inclusion of inputs (future purchases and the merchant fees associated with those purchases) in the models used to calculate fair value. The fair value of receivables is a management estimate with a high degree of imprecision. While the errors are related to the improper inclusion of inputs in this valuation, management notes the financial statement line item impacts of the receivables balances have been a small fraction (less than [*****]%) of the value of these assets, as further described below. Further, while the methodology utilized to measure fair value in this case has been determined to require adjustment for consistency with ASC 820, management has previously measured fair value in good faith based on a consistent methodology which was reviewed with third-party valuation experts (including one Big 4 Accounting firm) in prior years.13

B.	Whether the misstatement masks a change in earnings or other trends.

No – the unadjusted misstatement results in lower earnings and profitability trends. As such, the misstatement does not mask changes in earnings or other trends that would have caused the Company to be viewed less favorably to analysts or others in the marketplace. Furthermore, the unadjusted misstatement decreased the Fair Value of Loans Receivable asset, which is a focus of investors in the marketplace.

11 [*****] Omitted and provided under separate cover to the Staff pursuant to Rule 83.
12 [*****] Omitted and provided under separate cover to the Staff pursuant to Rule 83.
13 [*****] Omitted and provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC2 - 006

C.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

No – the removal of future purchases and the merchant fees associated with those purchases would have increased the value of the Loan Receivable asset and decreased the associated change in fair value expense, thereby increasing net margin and net income. Analysts also follow earnings per share (“EPS”) as a key metric. Correcting these amounts in the prior periods would have improved financial performance for the Company, increasing pretax and net income as well as EPS.

D.	Whether the misstatement changes a loss into income or vice versa.

No – the removal of future purchases and the merchant fees associated with those purchases would not have changed net income amounts into losses or vice versa.

E.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

Yes – the adjustment impacts Loans Receivable, which is the largest asset on the balance sheet and a focus of investors. This asset and its associated Change in Fair Value impact the Credit as a Service (“CaaS”) segment and do not have any impact on the Auto Finance segment. However, correcting the misstatement would have increased the assets balance and increased net income, albeit by immaterial amounts, as shown below for the year ended December 31, 2023 as well as for the quarters ended March 31, June 30, and September 30, 2024. As shown in the charts in Appendix A, Section D, the iron curtain impacts for year-to-date amounts include CaaS segment Assets impacts of [*****]% to [*****]% for all dates evaluated, impacts on changes in the fair value of loans are the same as the consolidated impacts, and the impacts on segment net margin and income before taxes range from [*****]% to [*****]% and from [*****]% to [*****]%, respectively.14

F.	Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

No – the unadjusted misstatement decreased net margin and net income each quarter. As such, the unadjusted misstatement did not have a positive impact on management’s compensation, bonus structure, or incentive compensation.

G.	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

No – the change in fair value methodology would not be expected to affect our compliance with regulatory requirements.

H.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

No – the misstatement has no bearing on compliance with loan covenants or other contractual requirements.

14 [*****] Omitted and provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC2 - 007

I.	Whether the misstatement involves concealment of an unlawful transaction.

No – the misstatement does not involve the concealment of an unlawful transaction.

Based on management’s analysis above, the adjustment is not considered qualitatively material.

D.	Conclusion on the Evaluation of Materiality

Based on the factors above and considered in Appendix A (Financial Analysis), the Company is able to conclude that there is not a substantial likelihood that the identified misstatements in prior periods when considered in conjunction with the surrounding facts and circumstances would have been viewed by a reasonable investor as having significantly altered the 'total mix' of information made available by the Company. To summarize the detailed analysis, the following are some of the primary considerations for both the 2023 annual and 2024 quarterly assessments of materiality:

●	Quantitatively, the misstatements identified in prior period financials appear to be immaterial to all periods.

●	The change in methodology would have no significant changes to earnings or net income as a result of the correction of the error.

●

Furthermore, an analysis of the quarterly and annual impact on financial statements indicates that there is not a significant impact on the financial statements that would alter an investor’s decision.

●	Qualitatively, the misstatements had no significant impact to key metrics that are important to investors and analysts.

●

The previously reported financial statements were not more favorable comparisons to consensus than would have been reported if corrected. The rollover impact for Q1 2024 would have been an inconsequential decrease in quarterly income amounts, but all other periods would have increased income, as supported by the period over period financial analysis performed.

●	Executive compensation and performance would not have been impacted by any of the misstatements.

●	None of the Companies covenants for debt or other financial instruments would have impacted by the misstatements in any period.

In summary, management’s valuation methodology was established previously in good faith with the intent of providing investors with accurate valuation and presentation of financial information. While inconsistent with GAAP, the intent of management inputs in the fair value measurement was centrally for the benefit of financial statement users to have a consistent market view of the fair value of the assets. This intent, while inconsistent with GAAP, was central to management’s mission in generating financial statements to provide information that best represents the financial position of the Company for investors to make decisions.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC2 - 008

IV. Conclusion

Based on the analysis by management, a restatement of prior periods is not required, and management’s current period adjustments will not materially misstate the current period, so no revision to prior period amounts (a little “r” restatement) is necessary. All known misstatements have been corrected as of December 31, 2024.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC2 - 009

Appendix A – Financial Analysis

A.	2024 Quarterly Year to Date Iron Curtain Financial Statement Line Item Impact Analysis

[*****]15

2024 Quarterly Total Assets & Total Liabilities Iron Curtain Impact Analysis

[*****]16

Net Margin Iron Curtain 2024 quarterly analysis (see also Pre-Tax Income impacts included above)

[*****]17

15 Omitted and provided under separate cover to the Staff pursuant to Rule 83.
16 Omitted and provided under separate cover to the Staff pursuant to Rule 83.
17 Omitted and provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by Atlanticus Holdings Corporation
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B.	Quarterly 2024 Rollover Impact Financial Analysis

[*****]18

C.	Year Ended December 31, 2023 Financial Analysis

Year End Financial Statement Line Item Impact Analysis

[*****]19

Total Assets and Liabilities Analysis

[*****]20

Pre-tax Income Analysis

[*****]21

18 Omitted and provided under separate cover to the Staff pursuant to Rule 83.
19 Omitted and provided under separate cover to the Staff pursuant to Rule 83.
20 Omitted and provided under separate cover to the Staff pursuant to Rule 83.
21 Omitted and provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC2 - 0011

D.	CaaS segment iron curtain financial impacts

Management has not included the rollover effects below, but these amounts would also not have a material effect on any of the periods presented for segment reporting.

[*****]22

22 Omitted and provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC2 - 0012